SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Exterra Energy Inc.
                               -------------------
                                (Name of Issuer)

                         Common Stock (Par Value $0.001)
                         -------------------------------
                         (Title of Class of Securities)

                                    30225W105
                                    ---------
                                 (CUSIP Number)


                                  Robert Royal
                             4906 Mineral Wells Hwy
                            Weatherford, Texas 76088
                                  817-594-7868
                                  ------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                   03/13/2009
                                   ----------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  Schedule 13D

CUSIP No. 30225W105


(1)   Names of reporting persons            ROYALCO Oil & Gas Corporation
                                            4906 Mineral Wells Hwy
                                            Weatherford, Texas 76008
                                            Tax I.D.: 74-2742119

(2)   Check the appropriate box if a member of a group (see instructions)
      (a)
      (b)

(3)   SEC use only

(4)   Source of funds (see instructions) OO

(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

(6)   Citizenship or place of organization


Number of shares beneficially owned by each reporting person with:

(7)   Sole Voting Power                       44,343,541
(8)   Shared Voting Power
(9)   Sole Dispositive Power                  44,343,541
(10)  Shared Dispositive Power

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person 44,343,541

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

(13)  Percent of Class Represented by Amount in Row (11) 59%

(14)  Type of Reporting Person (See Instructions) CO

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                            STATEMENT ON SCHEDULE 13D
                            -------------------------

This Statement on Schedule 13D (this "Statement") is filed on behalf of the Filing Parties (defined below) with the Securities and Exchange Commission (the "Commission") with respect to the Common Stock, par value $0.001 per share, of Exterra Energy Inc.

Item 1. Security and Issuer

This Statement relates to shares of the Common Stock, par value $0.001 per share (the "Common Stock"), of Exterra Energy Inc. ("Exterra" or the "Issuer"). The address of the Issuer's principal executive office is 701 South Taylor, Suite 440, Amarillo, Texas 79105.

Item 2. Identity and Background

(a), (b),(c) and (f). This Statement is filed on behalf of ROYALCO Oil & Gas Corporation (the "Filing Party"), a private oil and gas exploration and development company, headquartered in Weatherford, Texas and controlled by Robert Royal and Todd Royal.

The address of the Filing Party is 4906 Mineral Wells Hwy, Weatherford, Texas 76008.

(d) and (e). The Filing Party has not, during the last five years, been convicted in criminal proceedings (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price of the 44,343,541 shares was $2,660,607.06 in property transferred to the Issuer pursuant to an asset purchase agreement, a copy of which is an Exhibit to an 8-K filed by the Issuer on March 19, 2009.

Item 4. Purpose of Transaction

The Shares held by the Filing Party were acquired for, and are being held for, investment purposes. The Filing Party believes the shares of the Common Stock of the Issuer are undervalued and represent an attractive investment opportunity. The Filing Party may acquire additional shares of Common Stock, dispose of all or some of these shares of Common Stock from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares of Common Stock, depending on business and market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors. In addition, the Filing Party may engage in short selling of or hedging or similar transactions with respect to the shares of Common Stock.

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The Filing Party does not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Filing Party may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5. Interest in Securities of the Issuer

(a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by the Filing Party, and (ii) to the knowledge of the Filing Party, by each other person who may be deemed to be a member of a group, is as follows:


                                      Number of Shares:     Number of Shares:    Approximate
 Filing Party   Aggregate Number of  Sole Power to Vote   Shared Power to Vote   Percentage
                     Shares              or Dispose            or Dispose
 ------------   -------------------   -----------------     -----------------    -----------

 ROYALCO Oil &      44,343,541           44,343,541            44,343,541            59%
Gas Corporation


(c) During the past 60 days, the filing Party effected no transactions in the Common Stock.

(d) No Person other than the Filing Party is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock beneficially owned by the Filing Party.

(e) Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

There are no Contracts, Arrangements, Understandings or other Relationships with respect to the Securities of the Issuer by the Filing Party.

Item 7. Materials To Be Filed As Exhibits

None.

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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 23, 2009

ROYALCO Oil & Gas Corporation

By: /s/ Robert Royal
--------------------
        Robert Royal, CEO/President